BY COURIER AND EDGAR

Securities and Exchange Commission
100 F Street NE
Washington, DC 20549-7010
USA

Attention:	Julie Bell

Dear Sirs/Mesdames:

Re:	Here Enterprises, Inc.
Registration Statement on Form SB-2
Filed September 10, 2007
File No. 333-145955

Thank you for your letter of October 5, 2007 with respect to the Form SB-2 filed by Here Enterprises, Inc. (the “Company”). We provide below the Company’s responses to your comments and two blacklined copies of the Company’s amendment to the Form SB-2. The Company’s responses are numbered in a manner that corresponds with your comments as set out in your letter of October 5, 2007.

Registration Statement on Form SB-2

Prospectus

Our Business, page 6

1.	The prospectus summary has been revised to include a paragraph disclosing the revenues, assets, and losses, including how revenue is generated by the Company.

HSBC Building 800 – 885 West Georgia Street Vancouver BC V6C 3H1 Canada Tel.: 604.687.5700 Fax: 604.687.6314 www.cwilson.com
Some lawyers at Clark Wilson LLP practice through law corporations.

Part II

Signatures, page 43

2.

The signature page has been revised and the Registration Statement has been signed by the Company, the Company’s principal executive officer, principal financial officer, and principal accounting officer, and all of the directors of the Company.

Exhibit 5.1

3.	The opinion has been revised to include our consent to the discussion of the opinion in the prospectus and to our being named in the registration statement.

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We look forward to any further comments you may have in regard to the amended SB-2 or with respect to the above response. Should you have any questions, please do not hesitate to contact the writer directly at 604.891.7707

Yours truly,

/s/ Clark Wilson LLP
CLARK WILSON LLP

cc: Roger Williams